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October 19, 2007

VIA - EDGARLINK

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  Michael L. Kosoff
       Staff Attorney
       Office of Insurance Products


Re:    Baron Capital Funds Trust (the "Trust")
       N-8F Deregistration Application
       File No. 811-8505
       -----------------

Dear Sirs:

Pursuant to your comment letter dated September 6, 2007, please be advised that Form N-SAR for the above captioned Trust had been filed on August 28, 2007 (Accession number 0001017918-07-000116). Items numbered 74 a) through 74 y) show that Trust had no assets as of the filing of the Form N-SAR. We believe that this filing satisifes Item 2 of your previously mentioned letter.

Please be further advised that pursuant to your instructions, an amendment to the N-8F Deregistration Applicaition has been filed today (Accession number 0001017918-07-000126). Two courtesy copies showing the changes are being sent to you via FedEx.

If you should have any questions, please call me at 212-583-2119. Thank you.

Very truly yours,

/s/Linda S. Martinson
----------------------
   Linda S. Martinson
   President, Chief Operating Officer and Secretary

/ms
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